April 20, 2007

VIA EDGAR and FACSIMILE

Mr. Kevin Vaughn

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-0410

Re:	Tessera Technologies, Inc.
Form 10-K for the year ended December 31, 2006
Amended Form 8-K October 31, 2005
File No. 000-50460

Dear Mr. Vaughn:

We have received your letter dated April 6, 2007, which sets forth the comments of the staff of the Securities and Exchange Commission on our above-referenced reports filed under the Securities Exchange Act of 1934 as amended. Our responses to each comment are provided below. Each comment is restated in italics with our response to the comment following immediately after.

Amended Form 10-K for the Year Ended December 31, 2006

Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-7

Note 5. Business Combinations, page F-14

1.	We note that the excess of the purchase price over the net assets acquired in your Shellcase acquisition resulted in goodwill of approximately $24.2 million. In future filings where you discuss a material acquisition please include a discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

Response: The Company confirms that it will include a discussion of the factors that contributed to recognition of significant goodwill in future filings.

Note 12. Commitments and Contingencies, page F-28

2.	We note that you entered into settlement agreements with Micron Technology, Inc. and Samsung Electronics Co. Ltd during the reporting periods presented. In order to enhance an investors understanding, please tell us and revise future filings to explain in more detail the nature of the settlement agreements entered into with these parties and the impact on the financial statements, if any.

Response: The Company intends to include the following discussions regarding the settlement agreements with Micron Technology, Inc. and Samsung Electronics Co. Ltd. in future filings:

Under the terms of Tessera’s License Agreements with Micron, Infineon and Qimonda (collectively “Defendants”), Defendants collectively paid Tessera $80 million in cash for world-wide, non-exclusive, royalty-bearing licenses to Tessera’s Compliant Chip (TCC) technology. The $80 million payment included Defendants’ payment of past royalties through June 30, 2006 on the use of the TCC technology. In addition, under each of their License Agreements, Defendants will pay royalties to Tessera on a quarterly basis in the future with respect to the use of the TCC technology. Each License Agreement expires on May 22, 2012, subject to an option to extend the agreement for one additional five-year term at half the current royalty rate.

Under the terms of Tessera’s settlement with Samsung, Samsung paid Tessera cash for past royalties through December 31, 2004 on the use of the TCC technology and agreed to a world-wide, non-exclusive, royalty-bearing license to Tessera’s Compliant Chip (TCC) technology to under which Samsung will pay royalties to Tessera on a quarterly basis in the future with respect to the use of the TCC technology. The Restated License Agreement expires on May 17, 2012, subject to Samsung’s option to extend the agreement for an additional term of up to five years at a reduced royalty rate.

Amended Form 8-K Dated October 31, 2005

Exhibit 99.1

Independent Auditors Report, page 2

3.	We note your independent auditors did not render an opinion that the carve-out financial statements were presented fairly, in all material respects, in conformity with US GAAP. Please have your independent auditors revise its report to state, if true, that your financial statements are presented fairly in all material respects in conformity with generally accepted accounting principles in the United States of America. Refer to AU 623.25(2).

Response: The Company is filing an amended 8-K/A concurrently with this response letter to include a revised opinion from our independent auditors stating that the carve-out financial statements were presented fairly in all material respects in conformity with generally accepted accounting principles in the United States of America.

As you requested in your letter, and in connection with our responses to your letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff would like to discuss the Company’s responses contained in this letter, please contact the undersigned at (408) 383-3684. Comments may also be sent to the attention of the undersigned via facsimile at (408) 894-0663.

Sincerely,

/s/ Charles A. Webster
Charles A. Webster
Executive Vice President and Chief Financial Officer